Exhibit 3.81

STATE OF DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE OF FORMATION

First: The name of the limited liability company is: Charter Advanced Services (GA), LLC

Second: The purpose of the company is to engage in any lawful act or activity for which a limited liability company may be organized under the Delaware Limited Liability Company Act.

Third: The duration of the company shall be perpetual.

Fourth: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400 in the City of Wilmington, 19808. The name of its registered agent at such address is Corporation Service Company.

In Witness Whereof, the undersigned has executed this Certificate of Formation this 15th day of January, 2013.

By:	/s/ Paul J. Rutterer
Paul J. Rutterer, Vice President,
Associate General Counsel and Assistant Secretary

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:29 PM 01/15/2013
FILED 02:02 PM 01/15/2013
SRV 130051029 - 5274852 FILE